Exhibit 11

Exhibit 11. Statement re computation of per share earnings.

TORCHMARK CORPORATION

COMPUTATION OF EARNINGS PER SHARE

	Three months ended March 31,
	2006	2005
Net Income	$120,274,000	$117,843,000

Basic weighted average shares outstanding	102,642,670	106,421,227
Diluted weighted average shares outstanding	103,521,208	108,277,938

Basic net income per share	$1.17	$1.11

Diluted net income per share	$1.16	$1.09